Exhibit (a)(1)(H)
Offer to Exchange Certain Outstanding Options June 9, 2009 Lamar Advertising Company

Disclaimer The following is a brief summary of the terms of the offer to exchange certain outstanding options to purchase Class A common stock for new options (the "Offer"). The statements made within this presentation material and through related discussions are in no way a comprehensive representation of the terms of the Offer. We urge you to read carefully the Offer documents in their entirety for definitive rules and specifics regarding the Offer before making a decision to participate. You should consult your tax advisor regarding your specific questions with regard to income tax consequences of the Offer.

What is the Offer? Eligible participants may exchange certain existing options (both vested and unvested) for new options The offering period commenced June 3, 2009 and closes at 5:00 pm (Central Time) on July 1, 2009 Eligible participants may elect to participate at any time during the Offer period You may change your mind and withdraw your options from the offer at any time during the Offer period

Why are we making this Offer? Lamar needs to maintain competitive incentive programs Lamar's stock price has been negatively impacted by the sharp decline in global equity markets Nearly all stock options are currently "underwater" and, therefore, do not provide an incentive to employees

Why are we making this Offer? (cont.) Offer to exchange options is intended to: Restore equity incentives for employees Reduce the number of outstanding options that are "underwater" and are unlikely to be exercised

Who is eligible to participate? Current employees of Lamar or one of our subsidiaries (including employees on an authorized leave of absence): who own eligible options; and who live and work in the United States (excluding Puerto Rico) Employees in Canada and Puerto Rico are not eligible to participate Participation is voluntary Executive officers and members of Lamar's board of directors are eligible for the Offer

What are the terms of the Offer? You may exchange existing options (both vested and unvested) with an exercise price equal to or greater than $25.00 per share Exchanged options will be cancelled on the date the new options are issued Each new option will have different terms from the cancelled exchange options The following terms will differ: number of shares exercise price vesting schedule term (expiration date) type (all new options are non-statutory stock options)

How many new options will I receive for the exchange options? The Offer will result in each new option grant representing the right to purchase fewer shares than the option tendered for exchange The number of shares represented by each new option grant was determined using an exchange ratio Lamar established six different exchange ratios based on the exercise price of the options to be cancelled

Exchange Ratios Per Share Exercise Price of Exchanged Options Exchange Ratio $25.00 - $29.99 1.35-for-1 $30.00 - $34.99 1.75-for-1 $35.00 - $39.99 2.5-for-1 $40.00 - $44.99 4.15-for-1 $45.00 - $59.99 5-for-1 $60.00 - $65.00 6-for-1

Example Option Exchanges Current Options Current Exercise Price Ratio New Options 10,000 $26.50 1.35-for-1 7,407 4,000 $32.75 1.75-for-1 2,286 5,000 $38.25 2.5-for-1 2,000 15,000 $42.00 4.15-for-1 3,614 40,000 $55.00 5-for-1 8,000 8,000 $62.00 6-for-1 1,333

Do I have to exchange all my eligible options? You can decide to exchange none of your eligible options, some of your eligible options, or all of your eligible options However, for each individual option grant, you must exchange either all or none of the shares under that grant You cannot exchange some shares and not others under the same option grant

What will be the exercise price of the new options? The exercise price of the new options will be equal to the closing price of Lamar's Class A common stock as reported on Nasdaq one business day after the expiration date of the Offer (currently July 2, 2009, unless we extend the Offer)

When will my new options vest and be exercisable? All new options will have a new vesting schedule The vesting schedule of the new options is the same even if a majority or all of your cancelled options are vested and exercisable on the exchange date New options vest 1/5th immediately and 1/5th at each of the next four annual anniversaries of the exchange date

Term of the new options The new option will have a ten-year term and will expire on the ten-year anniversary of the exchange date (subject to earlier expiration upon termination of your services with Lamar or any of its subsidiaries)

Type of new options The new options will all be non-statutory stock options even if your exchanged options were incentive stock options, or ISOs.

Exchange Example Eligible Option New Option 10,000 options 2,410 options (4.15-for-1 exchange ratio) Grant Date: 6/2001 Grant Date: Exchange date (expected to be July 2, 2009) Exercise Price: $41.00 Exercise Price: Closing price of the Class A common stock on the exchange date Expiration Date: 6/2011 Expiration Date: 10 year anniversary of exchange date Type: ISO Type: NSO Vesting: Fully vested Vesting: 1/5 immediately; additional 1/5 on each of the first four anniversaries of the exchange date

Decision Notification and Logistics Documentation will be sent to you by mail You may also access the SEC documents through the "News & Investor Relations" section of the Lamar Web site Please read all Offer documentation before making a decision whether to tender your eligible options If you decide to participate in the Offer, you will need to submit a completed Election Form to Debra Watson by 5:00 pm (Central Time) on July 1, 2009 per the instructions provided in the Offer documentation If Debra does not receive the Election Form by the deadline, you will not be permitted to participate in the Offer

Decision Notification and Logistics (cont.) You are responsible for making sure that the forms are timely delivered Late submission will NOT be accepted You may withdraw your election at any time during the Offer period by submitting a valid withdrawal form The withdrawal form was provided in the Offer documentation You are responsible for making sure that the withdrawal form is timely delivered to Lamar If we extend the date of exchange beyond July 1, 2009 we are required to notify you and provide you with additional time to determine whether to tender your options

Further Questions If after thoroughly reading the Offer documentation, you still have questions, please contact Debra Watson at dwatson@lamar.com, (800) 235-2627 (ext. 339) or Tammy Duncan at tduncan@lamar.com, (800) 235-2627 (ext. 254)